Mail Stop 3561

June 18, 2008

Scott K. Ginsburg
Chief Executive Officer
DG FastChannel, Inc.
750 West John Carpenter Freeway
Suite 700
Irving, Texas 75039

      Re: **DG FastChannel, Inc.**
               Registration Statement on Form S-4
               Filed June 2, 2008
               File No. 333-151366

Dear Mr. Ginsburg:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4
Fairness Opinion of Financial Advisor to DG FastChannel, page 43

1.   We note that the description in the registration statement in the third full paragraph on page 45 does not provide a narrative and quantitative description of the fees paid or to be paid to BMO Capital Markets and its affiliates by DG FastChannel and its affiliates in connection with the fairness opinion. Please revise the registration statement to provide such disclosures. In addition, we note the disclosure in the third paragraph on page 49

regarding other relationships between BMO Capital Markets and its affiliates and the company. We also note the disclosure made by DG FastChannel in a Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2008 regarding the bridge loan obtained by the company from Bank of Montreal, which appears to be affiliated with BMO Capital Markets. Please disclose all material relationships between DG FastChannel and BMO Capital Markets and its affiliates that existed during the last two years or are contemplated, and any compensation received or to be received as a result of any such relationship. See Item 1015(b) of Regulation M-A.

2.   Please disclose that BMO Capital Markets has consented to use of the opinion in the document.

The Merger Agreement, page 73

3.   We note your disclosure on pages 73 and 76 regarding the representations and warranties contained in the merger agreement and your disclaimers regarding such representations and warranties. Please delete these disclaimers or clarify that investors should consider this information together with other information it has filed with the SEC. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please confirm your understanding in this regard.

Where You Can Find More Information, page 104

4.   Please include the Current Report on Form 8-K filed by DG Fast Channel on May 30, 2008 in the list of documents incorporated by reference.

Item 10. Undertakings, page 110

5.   Please include the undertaking required by Item 512(a) of Regulation S-K.

Appendix B - Opinion of BMO Capital Markets

6.   We note the limitation in the second to last paragraph of the opinion of BMO Capital Markets that the "opinion may not be relied upon by any other person (including, without limitation, any securityholder or creditor of the Company or the Target Company)." Because this limitation is inconsistent with the disclosures relating to the opinion, it should be deleted. Alternatively, disclose the basis for BMO Capital Markets' belief that shareholders cannot rely upon the opinion to support any claims against BMO Capital Markets arising under applicable state law (*e.g.,* the inclusion of an express disclaimer in BMO Capital Markets' engagement letter with the company.) Please describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that

Scott K. Ginsburg
DG FastChannel, Inc.
June 18, 20008
Page 3

resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to BMO Capital Markets would have no effect on the rights and responsibilities of either BMO Capital Markets or the board of directors under the federal securities laws.

Exhibit 5.1 Opinion of Gardere Wynne Sewell LLP

7.   We note the language in paragraph B that "this opinion letter is as of the date hereof, and we undertake no obligation, and expressly disclaim any obligation, to advise the Company or any other person or entity of any change in any matter set forth herein." Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove this limitation from the opinion.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel H. Trotter
Latham & Watkins LLP